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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-29391

                           NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K and 10-KSB   [   ] Form 11-K

[   ] Form 20-F              [ X ] Form 10-Q and 10-QSB    [   ] Form N-SAR

For Period Ended:  June 30, 2001
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[   ]  Transition Report on Form 10-K     [   ] Transition Report of Form 10-Q
[   ]  Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                         Part I. Registrant Information

Full name of registrant:  VIA NET.WORKS, Inc.
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Former name if applicable:
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Address of principal executive office (street and number):
                                              12100 Sunset Hills Road, Suite 110
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City, State and Zip Code:  Reston Virginia 20190
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                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
 [X] date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

       State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Form 10-Q could not be filed within the prescribed time period because the Company, its outside auditors and electronic filer required more time than was expected to complete and transmit the document. The filing has now been completed and accepted.

                           Part IV. Other Information

       (1) Name and telephone number of person to contact in regard to this notification

              Matt S. Nydell                   (703)            464-0300
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              (Name)                        (Area code)    (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ X ] Yes   [   ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [   ] Yes   [ X ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               VIA NET.WORKS, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2001                     By:  /s/ Matt S. Nydell
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                                               Matt S. Nydell
                                               Vice President, General Counsel
                                               and Secretary